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                             November 22, 2022

       Timothy S. Duncan
       President, Chief Executive Officer and Director
       Talos Energy Inc.
       333 Clay Street, Suite 3300
       Houston, Texas 77002

                                                        Re: Talos Energy Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 28,
2022
                                                            File No. 333-268036

       Dear Timothy S. Duncan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed October 28, 2022

       Risk Factors
       Risks Relating to Talos and EnVen
       Future sales or issuances of Talos Common Stock could have a negative impact on the Talos
       Common Stock price., page 40

   1. Please quantify the number or percentage of shares that will be held by Riverstone,
                                                        Adage, and Bain at the
consummation of this offering, that will be subject to respective lock-ups, and disclose
when such lock-up period(s) will end.
 Timothy S. Duncan
FirstName LastName  Timothy S. Duncan
Talos Energy Inc.
Comapany 22,
November  NameTalos
              2022 Energy Inc.
November
Page 2    22, 2022 Page 2
FirstName LastName
The Mergers
Opinion of Talos's Financial Advisor
Financial Analyses
Public Trading Multiples Analysis, page 57

2. Please revise to provide definitions for the terms "firm value" and "equity value" for the selected companies used in the Public Trading Multiples Analysis.
3. If applicable, revise to provide information regarding median and mean values used for both the Public Trading Multiples and the Selected Transaction analyses. In addition, address the growth rate used to estimate future period amounts.
4. We note that the selected publicly traded companies engaged in businesses judged to be sufficiently analogous to those engaged in by EnVen. Please revise to provide additional information about the criteria used to select these companies. In addition, disclose whether, and if so, why any companies meeting the selection criteria were excluded from the analysis.
Selected Transaction Analysis, page 58

5. We note that the selected transactions were chosen because there are certain aspects of the transactions that may be considered similar to the proposed Mergers. Please revise to provide information about the criteria used to select these transactions. In addition, disclose whether, and if so, why any transactions meeting the selection criteria were excluded from the analysis.
Opinion of EnVen's Financial Advisor
Summary of Material Financial Analyses, page 67

6. Please revise to more clearly explain how the implied equity splits were used in the financial analyses performed by Intrepid.
Analysis
Comparable Public Company Implied Valuation Analysis, page 68

7. Please revise to provide information regarding the growth rates used for the Comparable
         Public Company Implied Valuation analysis.
8.       We note that publicly-traded offshore E&P companies deemed to have certain
         characteristics similar to those of EnVen were selected for this analysis. Please revise to provide information about the criteria used to select these companies. In addition, disclose whether, and if so, why any companies meeting the selection criteria were excluded from the analysis.
 Timothy S. Duncan
FirstName LastName  Timothy S. Duncan
Talos Energy Inc.
Comapany 22,
November  NameTalos
              2022 Energy Inc.
November
Page 3    22, 2022 Page 3
FirstName LastName
Precedent Transactions Analysis, page 70

9. We note the selected comparable transactions chosen for this analysis. Please revise to provide additional information about the criteria used to select these transactions. In addition, disclose whether, and if so, why any transactions meeting the selection criteria were excluded from the analysis.
Unaudited Pro Forma Condensed Combined Financial Statements
Note 2 - Preliminary Acquisition Accounting
Preliminary Estimated Purchase Price, page 148

10. Please add disclosure quantifying how the cash consideration was calculated. In this regard, we note disclosure on page 141 explains how the cash portion of the consideration is to be determined.
11. Revise to use the most recent stock price at the time of filing as the value of the Talos
         Common Stock. In addition, tell us how you determined that a 20% fluctuation in the market price of Talos Common Stock is reasonable in light of historical volatility.
Note 3 - Transaction Accounting Adjustments, page 149

12. Please revise to clarify the factors that resulted in a $447.9 million decrease to total property and equipment, as reflected in pro forma adjustment (i)(a). As part of your revised disclosure, describe the assumptions made with regard to the acquired proved and unproved property costs.
13. Pro forma adjustments (n) and (o) state that Talos has sufficient federal net operating losses available to offset the post-combination taxable income. Explain your basis for considering the effect of these net operating losses on a pro forma basis as a valuation allowance appears to have been recognized as of December 31, 2021 and September 30,
         2022.

         Also, clarify whether the tax effects of the pro forma adjustments have been calculated at the statutory rates in effect during the periods for which the pro forma statements of income are presented per Rule 11-02(b)(5)(i) of Regulation S-X. Material U.S. Federal Income Tax Consequences of the Mergers, page 155

14. We note your disclosure that it is a condition to the obligation of EnVen to complete the
         Mergers that EnVen receives an opinion from Davis Polk (or other nationally recognized law firm reasonably acceptable to EnVen) to the effect that the First Merger and the
         Second Merger taken together are intended to qualify as a
reorganization    under Section
         368(a) of the Code. Insofar as this appears to be a waivable condition, please file an executed opinion of counsel before effectiveness even though the merger agreement is conditioned upon the receipt of a favorable tax opinion at closing. Please also include an undertaking that the parties intend to recirculate and resolicit if the condition is waived
 Timothy S. Duncan
FirstName LastName  Timothy S. Duncan
Talos Energy Inc.
Comapany 22,
November  NameTalos
              2022 Energy Inc.
November
Page 4    22, 2022 Page 4
FirstName LastName
         and the change in tax consequences is material. Refer to Section III.D.3 of Staff Legal
         Bulletin 19 (October 14, 2011).
Description of Talos Capital Stock
Exclusive Venue, page 162

15. We note your disclosure here that the A&R Charter identifies the Court of Chancery in the
         State of Delaware as the exclusive forum for certain litigation and that this exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or other claim for which the federal courts have exclusive jurisdiction. However, Article XII of the A&R Charter included as Annex G does not provide the carve outs for the Securities Act or the Exchange Act. We note also that Talos Energy's Form 10-K for the fiscal year ended December 31, 2021 discloses in a risk factor on page 63 your belief that the exclusive forum provision would apply to actions arising under the Securities Act except in certain cases. Accordingly, please clarify if your "Forum Selection" provision does not apply to actions arising under the
         Securities Act or Exchange Act, and please also ensure that the exclusive forum provision in your A&R Charter provides consistent disclosure, or tell us how you will inform investors in future filings of your "Forum Selection" provision's applicability to any actions arising under the Securities Act or Exchange Act.
Information About EnVen
Oil, Natural Gas and NGL Reserves
Proved Reserves, page 191

16. We note you appear to aggregate the net present value attributable to your ownership interests in proved developed producing reserves with the net present value generated by fees charged to third-party customers under the terms of your production handling
         agreements (   PHAs   ). Please revise the presentation of Proved
PV-10 for each period to
         remove the net present value relating to your PHAs and clarify that revenues from your
         PHA contracts are not included in the standardized measure. Please similarly revise the disclosure provided on page 194.
17. The discussion of the changes that occurred in total proved reserves presented on page
         193 indicates that the line item entry representing revisions in the previous estimates of reserves is the result of an aggregation of the changes relating to several separate and unrelated factors, e.g. performance and price revisions.

         Please expand the disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor. Any figures that are net of both positive and negative factors should be separately identified and quantified such that the change in the line item is fully reconciled and explained. In particular, disclosure relating to significant revisions in previous estimates should identify such underlying factors as changes caused by commodity prices and/or costs, interests, well
 Timothy S. Duncan
FirstName LastName  Timothy S. Duncan
Talos Energy Inc.
Comapany 22,
November  NameTalos
              2022 Energy Inc.
November
Page 5    22, 2022 Page 5
FirstName LastName
         performance, improved recovery, unsuccessful and/or uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan.

         This comment also applies to the disclosure of the significant changes due to revisions of the previous estimates of total proved reserves for each of the periods presented on page
         F-51 and the disclosure of material changes due to revisions of the previous estimates of proved undeveloped reserves presented on page 193. Refer to FASB ASC 932-235-50-5 and Item 1203(b) of Regulation S-K, as applicable.
18. Please expand the information relating to your proved undeveloped reserves to include the disclosures required by Items 1203(c) and 1203(d) of Regulation S-K. Notes to Consolidated Financial Statements
Note 5 - Fair Value Measurements
Class A Common Stock, page F-27

19. We note reference to the use of a third party to determine the estimated per share fair value of EnVen's Class A Common Stock. To the extent a third-party expert was relied upon, please disclose the name of the specialist and include a consent. Alternatively, revise to remove this reference. This comment is also applicable to relevant disclosure on page F-37.
Notes to Consolidated Financial Statements
Note 19 - Supplemental Oil and Natural Gas Disclosures (Unaudited) Standardized Measure of Discounted Future Net Cash Flows, page F-51

20. Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented. Refer to FASB ASC 932-235-50-36.

         If the estimated future costs to settle your asset retirement obligations (including the costs related to your proved undeveloped reserves) have not been included, please explain to us your rationale for excluding these costs from your calculation of the standardized measure, or revise your disclosure to include these costs.
Questions and Answers
Q: What will happen in the Mergers?, page ixx

21. You disclose that after the second merger, if the Notes Consent Solicitation is successful, the Surviving Company will merge with and into Talos Production (the Combined
         Structure Merger.") It appears from a 8-K filed on October 28, 2022 that the Notes
         Consent Solicitation was successful. Please disclose the material terms of the Notes
         Consent Solicitation, including your cash commitments. In this regard, your 8-K discloses
 Timothy S. Duncan
Talos Energy Inc.
November 22, 2022
Page 6
         that upon the consummation of the Second Merger, and the cash payment by Talos
         Production of $5.00 per $1,000 in principal amount of Notes for which consents were delivered (the "Consent Fee") the Proposed Amendments will become operative, which amend the Indenture to permit the incurrence of indebtedness in respect of the 11.750%
         Senior Secured Second Lien Notes due 2026 of EnVen Energy Corporation. Please
         disclose the aggregate cash payments you expect to make pursuant to the Consent Fee, and when you expect to pay such fee as part the mergers.
Exhibits

22.      Please tell us the extent that revenues from EnVen   s production
handling agreements were
         used to offset or reduce the operating costs used to evaluate the proved reserves presented in Exhibit 99.8 as of December 31, 2021.
General

23. We note the form of preliminary proxy card filed as Exhibit 99.5. Please note that the form of proxy should be filed as an appendix to the proxy statement rather than an exhibit to the registration statement. Refer to Note to paragraph (a)(3) of Exchange Act
       Rule 14a-4. While your form of proxy discloses that the A&R Charter Proposals, collectively, are unrelated to the Mergers, and approval of the A&R Charter
       Proposals are not conditions to the completion of the Mergers or the approval of the Share
FirstName LastName Timothy S. Duncan
       Issuance Proposal, we note that several of the A&R Charter Proposals are conditioned on
Comapany    NameTalos
       approval of otherEnergy Inc.as discussed on page 113. Please revise the preliminary proxy proposals
       card22,
November    to clarify.
               2022 PageSee 6Rule 14a-4(a)(3) of Regulation 14A.
FirstName LastName
 Timothy S. Duncan
FirstName LastName  Timothy S. Duncan
Talos Energy Inc.
Comapany 22,
November  NameTalos
              2022 Energy Inc.
November
Page 7    22, 2022 Page 7
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Jennifer O'Brien, Staff
Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at
(202) 551-3311
if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Kevin Dougherty,
Attorney-Adviser, at (202) 551-3271 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Jackson O' Maley